SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 3, 2006

i-CABLE Communications Limited

(Translation of registrant’s name into English)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

i-CABLE Communications Limited (“i-Cable”) is furnishing under cover of Form 6-K the following:

Exhibit Number
1.1	Announcement dated December 29, 2005 regarding the resignation of Mr. Samuel Sum Fai Wong as Director

1.2	Press Release dated December 29, 2005 regarding the appointment of Mr. William Jut Ho Kwan as Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William J. H. Kwan
Name:	William J. H. Kwan
Title:	Chief Financial Officer

Dated: January 3, 2006

Exhibit 1.1

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code: 1097

RESIGNATION OF A DIRECTOR

i-CABLE Communications Limited (the “Company”) announces that Mr. Samuel Sum Fai Wong (“Mr. Wong”) has tendered his resignation as a director of the Company with effect from 1st January, 2006.

Mr. Wong’s resignation from the board of directors of the Company (the “Board”) is due to his resignation, for personal reason, from and consequently termination of his employment with the i-CABLE group. The Company wishes to record its appreciation for Mr. Wong’s valuable contribution during his tenure of office as a director of the Company.

Mr. Wong has confirmed that he has no disagreement with the Board and there is no matter which needs to be brought to the attention of the shareholders of the Company in respect of his resignation.

After the resignation of Mr. Wong, the Board will comprise Mr. Stephen T. H. Ng, Chairman and Chief Executive Officer of the Company, together with five independent non-executive Directors, namely, Mr. F. K. Hu, Hon. Victor C. W. Lo, Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu and Mr. Anthony K. K. Yeung.

For i-CABLE COMMUNICATIONS LIMITED
Wilson W. S. Chan
Company Secretary

Hong Kong, 29th December, 2005

Exhibit 1.2

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code: 1097

i-CABLE Appoints New CFO

(December 29, 2005 Hong Kong) i-CABLE Communications Limited today announced the appointment of Mr. William Kwan, as Chief Financial Officer, effective from January 1, 2006.

Mr. Kwan will assume the responsibilities of Mr. Sam Wong, who will leave the Company at the close of December 31, 2005, to pursue a new career opportunity. He first joined the Company in January 1994 and has been Director – Corporate Development since 2002.

While welcoming Mr. Kwan to the new posting, Chairman and CEO of i-CABLE, Mr. Stephen T.H. Ng, also expressed his deep appreciation to Mr Sam Wong for his invaluable contribution as a key member of the Management Team in the past years.

For further information, please contact :

Mr. Garmen Chan

Vice President, External Affairs

Tel : 2112 6254                 E-mail : gchan@cabletv.com.hk